Tenet Begins Pre-Registration Phase of Canadian Business Hub(TM)

Toronto, Ontario--(Newsfile Corp. - February 18, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Tenet" or the "Company"), an innovative Fintech and AI service provider and manager of the Business Hub™, today announced that the Company has started to accept pre-registration of small and medium sized businesses in preparation for the launch of Tenet's Canadian Business Hub™.

As of today, Canadian business owners can visit www.cubeler.com and click on the "Preregister now" button to pre-register their businesses. The pre-registration was launched while the look and feel of the ecosystem is being refreshed and new features are being added, such as a Covid-19 Resource Center to help businesses better navigate their way out of the pandemic. A social media marketing campaign to highlight the benefits of pre-registration is also in the works.

"Given the challenges small businesses have gone through over the past three years in this country, I believe the launch of our Canadian Business Hub™ will be more relevant than ever in terms of its value proposition to Canadian entrepreneurs," commented Tenet CEO Johnson Joseph. "We couldn't be more excited to start working with them because we have no doubt that we can contribute to their success. So, to small business owners across the country, if you want easy access to funding, to promote your products and services, to connect with and network with other business owners, and to have access to exclusive content and market intelligence, all for free, please accept this as a personal invitation to join the Hub!"

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence companies. Tenet's subsidiaries provide various analytics and AI-based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members. For more information: http://www.tenetfintech.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA 1-312-261-6430
mark.schwalenberg@mzgroup.us

Tenet Fintech Group

Barry Ellison, Director of Marketing and Communications 514-340-7775 ext.: 521
bellison@tenetfintech.com

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

Facebook: @Tenetfintech

LinkedIn: Tenet Fintech

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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